FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.

Item

1	Press Release regarding first half 2011 results dated July 27, 2011

Press release
FIRST HALF 2011 RESULTS
Banco Santander registered attributable net profit
of EUR 3.501 billion (-21%), after setting up an
extraordinary fund of EUR 620 million
in the U.K.
•	The fund covers potential claims for payment protection insurance sold in the U.K.

•	Recurring attributable profit stood at EUR 4.121 billion. The Bank’s ability to generate profit remains above EUR 2 billion per quarter.

•	SOLVENCY. The Group continues generating capital, with a Core ratio of 9.2%, among the highest in international banking.

•
REVENUES. Group revenues increased 6% in the first half. For the first time, these were above EUR 11 billion in a single quarter, with a strong improvement in net interest income in Spain for a third consecutive quarter.

•	ACTIVITY. Loans remained stable, amounting to EUR 723,969 million, while deposits grew 5% to EUR 624,414 million.

•	NPLs. The Group’s NPL ratio came to 3.78% and 4.81% for Spain, below the sector average.

•	DIVERSIFICATION. Latin America contributed 44% of profit (Brazil, 25%); Continental Europe, 34% (Spain, 12%); U.K., 17% (excluding the extraordinary fund) and Sovereign (U.S.A), 5%.
•	Latin America: Attributable profit increased 16%, to EUR 2,457 million. Loans grew 18% and deposits 14%.

•	Brazil registered profit of EUR 1,381 million, up 8%. Loans increased 17% and deposits 16%.

•	Continental Europe: Attributable profit fell 17% to EUR 1,874 million. Loans increased 2% and deposits grew 9%.

•
United Kingdom: Attributable profit stood at EUR 346 million. This would have resulted in an increase of 17% without the creation of the EUR 620 million fund and excluding local regulatory changes. Loans grew 1% and deposits 8%.

•	United States: Attributable profit grew 72%, to EUR 547 million. Sovereign contributed EUR 256 million, up 49%. Loans grew 4% and deposits 14%.

•	Poland. The integration of Bank Zachodni WBK increased the Group’s diversification and contributed EUR 94 million or 2% to first half earnings.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

Madrid, July 27, 2011 — Banco Santander registered net attributable profit of EUR 3,501 million in the first half of 2011, a decline of 21% from a year earlier. This profit includes the creation of a EUR 620 million fund to cover potential claims that could arise from the sale of payment protection insurance in the U.K. Excluding this provision, profit in the first half would stand at EUR 4,121 million, down 7% from the first half of 2010.
Banco Santander Chairman Emilio Botín said: “Our strong capacity to generate revenues will enable us to close 2011 with a recurrent profit in line with last year’s and to keep our dividend at EUR 0.60 per share.”
Results
Diversification was key for Grupo Santander to achieve record revenues in the second quarter, which amounted to EUR 11 billion, an increase of 6% in the first half of 2011. Emerging markets and mature markets’ contribution to revenues was practically the same, with EUR 5,700 million and EUR 5,500 million respectively.
Grupo Santander results. H1’11

		Var. / H1’10
EUR Mill.	H1’11	Amount	%
Net interest income	15,152	+653	+4.5
Fees	5,323	+515	+10.7
Trading gains and other[1]	1,662	+96	+6.2

Gross income	22,137	+1,264	+6.1

Operating expenses	-9,731	-921	+10.4

Net operating income	12,406	+343	+2.8

Loan-loss provisions	-4,871	+48	-1.0

Net op. income net of Provisions	7,535	+391	+5.5

Attributable profit (recurring)	4,121	-324	-7.3

Extraordinary provision[2]	-620

Attributable profit	3,501	-944	-21.2

(1)	Including dividends, equity accounted income and other operating results

(2)	Extraordinary provision in relation to payment protection insurance (PPI) remediation in the UK
The performance of net interest income in Spain was of particular note in the context of a slowdown in activity. In the second quarter, revenues in the Santander branch network amounted to EUR 1,151 million, the highest in the last five quarters. Banesto’s revenues came to EUR 578 million, the highest amount in the last four quarters. This performance is related to the Group’s decision of limiting the cost of resources.
Performance of costs, which grew 10%, clearly reflects the different economic cycles the Group’s units are going through. European banks are making important efforts to cut costs without impacting their commercial activity. Costs in Spain’s main branch networks — Santander and Banesto- fell by approximately 1%, while the U.K. and Portugal remained virtually unchanged. On the other hand, the Group’s main units in Latin America grew costs between 6% and 11% due to the expansion of their commercial infrastructure in view of strong growth in business.
As a result, net operating income stood at EUR 12,406 million, up 3%. Loan-loss provisions remained stable at EUR 4,871 million. The Group’s NPL ratio came to 3.78% and 4.81% in Spain, with slight increases linked to the slowdown in loans in the case of Spain.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

However, these ratios continue to be below the sector average in the markets where Banco Santander operates.
These results highlight Grupo Santander’s capacity to generate recurring profit of more than EUR 2,000 million per quarter which is largely due to the Group’s geographic diversification. This recurrence was clearly stated in the stress tests carried out by the European Banking Authority (EBA) which showed that Banco Santander is the European bank capable of generating the highest profit, of paying the largest cash dividend and retaining the highest profit in the most adverse scenario.
In the last quarter of this year the bank expects to register a capital gain of EUR 850 million following the agreement with Zurich regarding certain insurance businesses. This capital gain will be fully used for provisions to strengthen the balance sheet.
Some 46% of profits come from emerging markets (Latin America and Poland), with strong growth in activity, while 54% comes from mature markets such as Spain, the U.K., Germany, USA and Portugal.
Business
Santander’s central strategy continues to be attracting customers and deepening linkage with more and better customers, while improving the structure for funding assets through more stable deposits. The situation of each market leads to different performances. The units operating in emerging economies have higher growth in loans than deposits, such as Latin America. In contrast, in subsidiaries operating in economies with a slowdown in activity and deleveraging processes, deposits grew more than loans.
The combination of these different situations enabled Banco Santander to further strengthen its liquidity position with deposits (+5%) growing ahead of loans, which were stable at the end of June of this year, compared to the same month of 2010. The Group’s total loans amounted to EUR 724,000 million, representing 116% of deposits, which totalled EUR 624,000 million. In December 2008, this ratio was 150%. Additionally, Banco Santander continues to be one of the banks with better access to wholesale funding markets.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

Total customer funds managed by the Group amounted to EUR 995,741 million at the close of June 2011, nearly the same figure as a year earlier. Customer deposits rose by 5%, with an increase of 7% in time deposits and 1% in sight deposits. In Spain, deposits from residents were stable at EUR 159,000 million while non-residents increased by almost 8%, to EUR 459,000 million. The growth of Santander Consumer Finance (43%), Latin America (14%) and the U.K. (8%) are of particular note.
Grupo Santander’s net lending was EUR 723,969 million at the close of June, 2011, virtually unchanged from January and a year earlier. Loans to residents in Spain fell by 7%, while loans to non-residents increased more than 2%. Lending in Latin America as a whole and Santander Consumer Finance grew 18%, while remaining flat in the U.K.
Integration of Poland’s Bank Zachodni WBK
Last April 1st, the Group incorporated Bank Zachodni WBK after investing EUR 4,139 million in the acquisition of 95.67% of the Polish bank’s capital. Bank Zachodni has EUR 8,700 million in loans and EUR 10,200 million in deposits. With this acquisition, Banco Santander incorporates 9,744 Polish employees who serve 2.6 million customers in 530 owned branches, plus around 100 franchised branches. Santander now has a market share of 8% in Poland, of which Santander Consumer contributes nearly 2 percentage points.
In the first half of this year, Bank Zachodni registered a profit of EUR 161 million, an increase of 33%. Banco Santander only incorporates the second quarter result, which amounted to EUR 94 million. Earnings performance this year is better than expected. According to Group forecasts, the bank will register a profit of EUR 480 million in 2013.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

Capital and the share
Banco Santander ended the first half of 2011 with eligible capital of EUR 76,045 million, of which 53,379 million was core capital. Taking into account that the Group’s total risk weighted assets amounted to EUR 580,480 million, the core capital ratio stood at 9.2% and will continue to be above 9% for the rest of the year. These ratios place Banco Santander among the world’s most solvent financial institutions, without having received state aid in any of the market in which it operates.
This ratio is consistent with Standard & Poor’s and Fitch’s decision to confirm the long-term debt ratings of Banco Santander, AA, placing the bank among the small group of international banks rated AA or higher by the four major rating agencies.
Regarding the dividend, Banco Santander Chairman Emilio Botín announced in January that the Group’s objective is to maintain shareholder remuneration per share unchanged in 2011 for a third consecutive year at EUR 0.60. The board of directors approved last June the first interim dividend against 2011 results, which will amount to EUR 0.13 per share, the same as last year, and will be paid from August 1.
Banco Santander continues to be the tenth bank in the world and first in the Euro zone by market value, with a capitalization of about EUR 65,000 million. Santander had 3,223,047 shareholders at the close of June, 2011. The Group employed 190,604 people, serving more than 100 million customers in 14,679 branches, making Santander the largest international financial group in terms of shareholders and number of branches.
More information is available at www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

Key consolidated data

			Variation
	H1 ’11	H1 ’10	Amount	%	2010
Balance sheet (million euros)
Total assets	1,231,908	1,220,024	11,883	1.0	1,217,501
Net customer loans	723,969	727,882	(3,913)	(0.5)	724,154
Customer deposits	624,414	595,300	29,114	4.9	616,376
Customer funds under management	995,741	993,774	1,967	0.2	985,269
Shareholders’ equity	77,697	73,034	4,663	6.4	75,273
Total managed funds	1,374,028	1,365,893	8,134	0.6	1,362,289

Income statement (million euros)
Net interest income	15,152	14,499	653	4.5	29,224
Gross income	22,137	20,874	1,264	6.1	42,049
Net operating income	12,406	12,063	343	2.8	23,853
Profit from continuing operations	4,602	4,917	(315)	(6.4)	9,129
Attributable profit to the Group	3,501	4,445	(944)	(21.2)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.3951	0.5126	(0.1175)	(22.9)	0.9418
Diluted EPS (euro)	0.3922	0.5095	(0.1173)	(23.0)	0.9356
ROE	9.39	12.91			11.80
ROA	0.65	0.85			0.76
RoRWA	1.36	1.70			1.55
Efficiency ratio (with amortisations)	44.0	42.2			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.20	8.61			8.80
Tier I	10.43	10.06			10.02
BIS ratio	13.10	13.48			13.11
NPL ratio	3.78	3.37			3.55
NPL coverage	69	73			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	7.963	8.740	(0.777)	(8.9)	7.928
Market capitalisation (million euros)	67,210	71,920	(4,710)	(6.5)	66,033
Book value (euro)	8.73	8.40			8.58
Price / Book value (X)	0.91	1.04			0.92
P/E ratio (X)	10.08	8.52			8.42

Other data
Number of shareholders	3,223,047	3,164,143	58,904	1.9	3,202,324
Number of employees	190,604	170,264	20,340	11.9	178,869
Continental Europe	64,101	50,461	13,640	27.0	54,518
o/w: Spain	33,345	33,387	(42)	(0.1)	33,694
United Kingdom	25,574	22,843	2,731	12.0	23,649
Latin America	89,860	86,734	3,126	3.6	89,526
Sovereign	8,781	8,386	395	4.7	8,647
Corporate Activities	2,288	1,840	448	24.3	2,529
Number of branches	14,679	13,671	1,008	7.4	14,082
Continental Europe	6,643	5,864	779	13.3	6,063
o/w: Spain	4,785	4,857	(72)	(1.5)	4,848
United Kingdom	1,405	1,328	77	5.8	1,416
Latin America	5,908	5,757	151	2.6	5,882
Sovereign	723	722	1	0.1	721

Information on recurring profit (before the impact from the establishing an extraordinary provision)
Attributable profit to the Group	4,121	4,445	(324)	(7.3)	8,181
EPS (euro)	0.4651	0.5126	(0.0476)	(9.3)	0.9418
Diluted EPS (euro)	0.4617	0.5095	(0.0478)	(9.4)	0.9356
ROE	11.05	12.91			11.80
ROA	0.76	0.85			0.76
RoRWA	1.57	1.70			1.55
Efficiency ratio (with amortisations)	8.56	8.52			8.42

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 21 2011, following a favourable report from the Audit and Compliance Committee on July, 20 2011.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	H1 ’11	H1 ’10	Amount	%	H1 ’11	H1 ’10	Amount	%
Income statement (million euros)
Continental Europe	4,607	4,783	(176)	(3.7)	1,874	2,264	(390)	(17.2)

o/w: Santander Branch Network	1,227	1,267	(40)	(3.2)	500	699	(199)	(28.4)
Banesto	597	746	(150)	(20.0)	168	385	(218)	(56.5)
Santander Consumer Finance	1,837	1,611	226	14.0	665	396	269	68.0
Portugal	262	380	(117)	(30.9)	131	260	(129)	(49.5)
Retail Poland (BZ WBK)	134	—	134	—	94	—	94	—

United Kingdom*	1,679	1,904	(225)	(11.8)	346	1,007	(661)	(65.6)

Latin America	6,923	6,130	793	12.9	2,457	2,122	335	15.8

o/w: Brazil	5,042	4,283	758	17.7	1,381	1,283	97	7.6
Mexico	767	746	22	2.9	486	282	204	72.3
Chile	673	640	33	5.2	349	296	53	18.0

Sovereign	599	580	19	3.3	256	172	84	49.0

Operating areas*	13,808	13,397	411	3.1	4,934	5,565	(631)	(11.3)

Corporate Activities	(1,402)	(1,335)	(68)	5.1	(1,433)	(1,119)	(313)	28.0

Total Group*	12,406	12,063	343	2.8	4,121	4,445	(324)	(7.3)

Extraordinary allowances					(620)		(620)

Total Group					3,501	4,445	(944)	(21.2)

*	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK.

	Efficiency ratio (1)		ROE**		NPL ratio *		NPL coverage *
	H1 ’11	H1 ’10	H1 ’11	H1 ’10	30.06.11	30.06.10	30.06.11	30.06.10
Ratios (%)
Continental Europe	41.2	37.6	12.46	16.84	4.77	3.87	65	71
o/w: Santander Branch Network *	45.5	44.9	14.30	19.44	6.73	4.78	47	53
Banesto	46.0	40.8	7.16	17.31	4.54	3.49	52	58
Santander Consumer Finance	30.5	26.5	13.48	10.39	4.42	5.23	128	111
Portugal	49.9	40.8	10.72	21.96	3.25	2.40	62	65
Retail Poland (BZ WBK)	45.8		27.69		6.43		67

United Kingdom	43.2	39.9	15.55	27.11	1.82	1.85	41	46

Latin America	38.3	38.2	22.17	20.21	4.20	4.13	105	105

o/w: Brazil	36.6	37.0	23.73	20.79	5.05	5.01	102	98
Mexico	38.1	37.4	21.26	17.95	2.45	1.77	165	257
Chile	37.0	35.4	27.04	26.09	3.65	3.31	89	97

Sovereign	43.6	44.0	13.14	12.67	3.76	5.11	85	67

Operating areas	40.2	38.5	16.19	19.18	3.76	3.35	71	74

Total Group**	44.0	42.2	11.05	12.91	3.78	3.37	69	73

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2011 stood at 5.08% (3.65% in June 2010) and NPL coverage was 44% (61% in June 2010).

**	Before the impact from the extraordinary provision in relation to Payment Protection Insurance (PPI) remedation in the UK. Including them, ROE H1’11: 9.39%.

	Employees		Branches
	30.06.11	30.06.10	30.06.11	30.06.10
Operating means
Continental Europe	64,101	50,461	6,643	5,864

o/w: Santander Branch Network	18,845	18,765	2,914	2,930
Banesto	9,568	9,750	1,717	1,768
Santander Consumer Finance	15,344	9,974	662	312
Portugal	6,108	6,215	731	762
Retail Poland (BZ WBK)	9,744		530

United Kingdom	25,574	22,843	1,405	1,328

Latin America	89,860	86,734	5,908	5,757

o/w: Brazil	53,029	51,402	3,728	3,588
Mexico	12,940	12,405	1,098	1,092
Chile	12,107	11,725	487	499

Sovereign	8,781	8,386	723	722

Operating areas	188,316	168,424	14,679	13,671

Corporate Activities	2,288	1,840

Total Group	190,604	170,264	14,679	13,671

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 Email: comunicacionbancosantander@gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 27, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President